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                               November 17, 2022

       Lorin Crenshaw
       Chief Financial Officer
       Compass Minerals International, Inc.
       9900 West 109th Street, Suite 100
       Overland Park, KS 66210

                                                        Re: Compass Minerals
International, Inc.
                                                            Form 10-KT for the
transition period from January 1, 2021 to September 30,
                                                            2021
                                                            Filed November 30,
2021
                                                            Response letter
filed October 20, 2022
                                                            File No. 001-31921

       Dear Lorin Crenshaw:

               We have reviewed your October 20, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 28, 2022 letter.

       Form 10-KT for the Fiscal Year Ended September 30, 2021

       Item 9A. Controls and Procedures, page 120

   1. Your response to comment 3 indicates that the Company had several accounting errors in addition to the
distribution variance inventory error. Please address the following:

                                                              Tell us the
nature of each error, the judgment and estimation involved for each error, and how the
error was detected;
                                                              Tell us the
specific nature and design of the internal control that failed with regard to each identified
error;
                                                              Describe for us
in detail your evaluation of the severity of the control deficiency and
 Lorin Crenshaw
Compass Minerals International, Inc.
November 17, 2022
Page 2
              how you considered whether it was    reasonably possible    that
the identified control
              deficiency would fail to prevent or detect a material misstatement. Refer to the factors beginning on page 35 of SEC Release No. 33-8810 Commission Guidance
              Regarding Management   s Report on Internal Control Over
Financial Reporting
              Under Section 13(a) or 15(d) of the Securities Exchange Act of
1934   , and;
                Tell us how you evaluated the disclosure requirements related to any significant deficiencies that were identified with regard to these additional errors, including the requirement to disclose any changes made to your disclosure controls and procedures or to your internal control over financial reporting in response to a significant deficiency or material weakness. Please refer to Question 11 of the
              Frequently Asked Questions for Management`s Report on Internal Control over
              Financial Reporting and Certification of Disclosure in Exchange Act Periodic
              Reports located on the SEC website at
https://www.sec.gov/oca/controlfaq1004htm.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 if you have questions regarding this comment on the financial statements and related matters.



FirstName LastNameLorin Crenshaw                               Sincerely,
Comapany NameCompass Minerals International, Inc.
                                                               Division of
Corporation Finance
November 17, 2022 Page 2                                       Office of Energy
& Transportation
FirstName LastName